FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of April 2004.

Total number of pages: 6.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number
1. [NPF Signs Letter of Intent with Millennium Retailing and Mizuho Corporate regarding the Capital Restructuring of Millennium Retailing Group]	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ HIROSHI TANAKA
Hiroshi Tanaka Senior Managing Director

Date:    April 16, 2004

Tokyo, 16 April 2004

NPF Signs Letter of Intent with Millennium Retailing and Mizuho Corporate regarding the Capital Restructuring of Millennium Retailing Group

On 16 April 2004, Nomura Principal Finance Co., Ltd. (NPF, President: Yoshifumi Kawabata), a wholly-owned subsidiary of Nomura Holdings, Inc., reached an agreement with Millennium Retailing, Inc. (MR, President: Shigeaki Wada) and Mizuho Corporate, Ltd. (MHCR, President: Takashi Goto) regarding Millennium Retailing Group’s (MRG) plans to boost its capital.

MRG is a retail group consisting of Sogo Co., Ltd. (Sogo, President: Shunichiro Uchimura) and The Seibu Department Stores, Ltd. (Seibu, President: Fumiaki Osaki) and MR, which is the group’s holding company. Since its establishment, MR has engaged in the revitalization of Sogo and Seibu. Having improved profitability, which has been rapidly outpacing original targets, MR’s management has decided to take this opportunity to introduce outside capital and accelerate growth by strengthening its capital base.

Impressed with MRG’s highly competitive department store operations, NPF has decided to provide its financial expertise in the belief that it will further enhance MRG’s corporate value. As such, it has decided to purchase 50 billion yen of new shares to be issued by MR. Upon completion, NPF will become the majority shareholder in MR no later than the end of January 2005.

Schedule

Around July 2004

•	First round of MR’s newly issued shares purchased by NPF, existing major shareholders of Seibu Department Stores (see exhibit point (1), (2))
•	Debt equity swap: MHCR swaps Seibu debt for Seibu preferred shares (see exhibit point (3))
•	MR purchases newly issued Seibu shares (see exhibit point (4))

Around September 2004

•	Equity swap making Seibu a 100% subsidiary of MR (see exhibit point (5))

Around January 2005

•	Second round of MR’s newly issued shares purchased by NPF (see exhibit point (6))

Millennium Retailing Group (as of February 29, 2004)

Millennium Retailing

Denomination: Millennium Retailing, Inc.

Location: 1-1-2 Marunouchi, Chiyoda-Ku, Tokyo

President: Shigeaki Wada

Established: July 1952

Main businesses: Management direction for department stores operation companies and contingent work

Capital: 55 million yen

Operating revenue: 6,821 million yen (non-consolidated pre-audit as of Feb 04)

No. employees: 373 employees

Major shareholders: Shigeaki Wada, senior management stock ownership plan, Mizuho Corporate, Ltd.

Sogo

Denomination: Sogo Co., Ltd.

Location: 2-18-1, Takashima, Nishi-Ku, Yokohama City, Kanagawa Prefecture

President: Shunichiro Uchimura

Established: May 1969

Main business: Department store operation

Capital: 130 million yen

Operating revenue: 452,667 million yen (non-consolidated pre-audit as of Feb 04)

No. employees: 2,852 employees

Shareholder: Millennium Retailing, Inc.

Seibu Department Stores

Denomination: The Seibu Department Stores, Ltd.

Location: 1-28-1, Minami Ikebukuro, Toshima-Ku, Tokyo

President: Fumiaki Osaki

Established: March 1940

Main business: Department store operation

Capital: 10,348 million yen

Operating revenue: 528,530 million yen (non-consolidated pre-audit as of Feb 04)

No. employees: 2,596 employees

Major shareholders: Millennium Retailing, Inc.

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+ 81-3-3278-0591

Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+ 81-3-3278-0591

James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+ 81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 129 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.